Mail Stop 3561

June 20, 2007

<u>Via Fax and U.S. Mail</u>

E. Todd Whittemore
Executive Vice President, Aurora Loan Services LLC
Lehman XS Trust 2006-13
745 Seventh Avenue, 7th Floor
New York, N.Y. 10119

Re: Lehman XS Trust 2006-13
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-06

Dear Mr. Whittemore,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>
<u>Signatures</u>

1. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

2. We note that the assessment report prepared by First American Real Estate Solutions of Texas and the related attestation report, filed as exhibits 33(k) and 34(k) respectively, identify a material instance of noncompliance with the servicing criterion in 1122(d)(2)(vii)(B). Please disclose this material instance of noncompliance in the body of the Form 10-K. See Item 1122(c)(1) of Regulation AB.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) – Aurora Loan Services LLC.

3. We note that the scope of the servicing criteria in appendix A attached to the assessment report by Aurora excludes Section 1122(d)(4)(v)- 1122(d)(4)(xii). However, these servicing criteria are not excluded in the related attestation report by Ernst & Young. Please revise the reports to reconcile the inconsistency.

Exhibit 33(b) – Aurora Loan Services LLC

4. Aurora has elected to take responsibility for assessing compliance for certain vendors. However, the related attestation report by Ernst & Young states that Aurora has determined that these vendors <u>are</u> considered servicers as defined in Item 1101(j) of Regulation AB. Please either explain to us how Aurora is in compliance with Regulation AB Telephone Interpretation 17.06 or file a separate assessment and an attestation report for each of the vendors considered as servicers as defined in Item 1101(j).

Exhibit 33(e) – IndyMac Bank, F.S.B.

5. Appendix A, which shows the servicing criteria, is not attached/filed with the assessment report of compliance with servicing criteria. Please do so.

Exhibit 33(g) – U.S. Bank National Association

6. Exhibit A to the assessment report of compliance seems to indicate that the party is responsible for all servicing criteria set forth in Item 1122(d). However, the attestation report by Ernst & Young excludes certain criteria. Please reconcile the inconsistency.

Exhibit 33(i) – Wells Fargo Bank, N.A.

7. We note that Wells Fargo has elected to take responsibility for assessing compliance with the servicing criteria for certain vendors. Please represent in the assessment report that the vendors are not servicers as defined Item 1101(j) of Regulation AB. See Regulation AB Telephone Interpretation 17.06.

Exhibit 33(n) – Regulus Group LLC

8. We note that Regulus is providing the assessment of compliance statement on behalf of its subsidiaries as well as itself by taking responsibility for its wholly-owned subsidiaries. Please tell us why each Regulus subsidiary is not individually providing a separate assessment of compliance.

Exhibit 33(o) – ZC Sterling Insurance Agency, Inc.

9. The assessment report indicates that ZCSIA used the servicing criteria communicated to it by the servicer to assess compliance with the applicable servicing criteria. Please explain to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party use the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria **or revise.**

Report of Independent Registered Accounting Firm

Exhibits 34(d), 34(e), 34(f), 34(h), 34(j), and 34(m)

10. Please clearly include a signature of the accounting firm in each of the attestation report listed above.

Servicer Compliance Statement

Exhibits 35(a) and 35(b) – Aurora Loan Services

11. Please either explain to us why the review of the activities may have been conducted for a portion of the 2006 calendar year or revise the compliance statements.

12. Please clearly disclose in the compliance statements whether Aurora Loan Services has fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any obligation in any material respect. If there has been a failure to fulfill any such obligation in any material respect, please specify each such failure and the nature and status thereof. Refer to Item 1123(b) of Regulation AB. Please revise.

Exhibit 35(c) – Indymac Bank

13. We note in paragraph b) that "except as set forth below" IndyMac bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period. It is unclear to us what you mean in disclose in paragraph c). Please revise to clearly indicate whether there has been a failure to fulfill any obligation in any material respect.

Exhibit 35(d) – Wells Fargo Bank

14. We note the statement that Wells Fargo has fulfilled all of its obligations under the servicing agreements in all material respects throughout 2006. Please explain to us why you reached such conclusion given that Wells Fargo's reports on assessment of compliance identified

material instances of noncompliance with delinquency reporting and notification of intent to foreclose.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director